Exhibit 99.1

DouYu International Holdings Limited Reports First

Quarter 2026 Unaudited Financial Results

WUHAN, China, May 28, 2026 /GLOBE NEWSWIRE/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Total net revenues in the first quarter of 2026 were RMB821.8 million (US$119.1 million), compared with RMB947.1 million in the same period of 2025.
•	Gross profit in the first quarter of 2026 was RMB129.4 million (US$18.8 million), compared with RMB113.5 million in the same period of 2025.
•	Income from operations in the first quarter of 2026 was RMB22.2 million (US$3.2 million), compared with a loss from operations of RMB26.1 million in the same period of 2025.
•	Net income in the first quarter of 2026 was RMB27.4 million (US$4.0 million), compared with a net loss of RMB79.6 million in the same period of 2025.
•	Adjusted net income (non-GAAP)[1] in the first quarter of 2026 was RMB30.8 million (US$4.5 million), compared with an adjusted net loss (non-GAAP) of RMB20.9 million in the same period of 2025.

Ms. Simin Ren, Co-Chief Executive Officer of DouYu, commented, "In the first quarter of 2026, we continued to strengthen our financial capabilities and further improved operating efficiency, demonstrating solid profitability. By continuing to optimize resource allocation, we are placing greater emphasis on the long-term development of our content ecosystem. In the coming quarters, we expect to further bolster our content supply across a broad range of events and programs to enhance DouYu's livestreaming quality and platform appeal. At the same time, we expect to continue to explore and develop opportunities with DouYu’s IP portfolio, while advancing innovation across both content and monetization. We also plan to further invest in offline events and marquee eSports tournaments in the coming months, reflecting our ongoing commitment to strengthening DouYu’s brand awareness, content ecosystem, and livestreaming community. We expect these initiatives to drive stronger user engagement and create long-term value for our shareholders."

Mr. Hao Cao, Vice President of DouYu, commented, "After returning to profitability in the second half of 2025, we sustained that momentum into the first quarter, with income from operations and net income both improving year-over-year. Livestreaming revenues and related revenue-sharing fees and content costs fluctuated during the quarter, primarily reflecting the continued execution of the Company’s cost efficiency strategy, with resources focused on core content categories, as well as the typically lighter eSports and entertainment event calendar in the first quarter. These factors supported our cost leverage and contributed to profitability for the quarter. Looking ahead, we expect to continue to improve user experience with a stronger and more innovative content ecosystem, while maintaining cost discipline."

1 “Adjusted net income (non-GAAP)” is defined as net income excluding share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

First Quarter 2026 Operational Highlights

•	Average MAUs[2] of DouYu Livestreaming were 44.2 million. Average mobile MAUs² were 22.9 million. The optimization of cost structure and the reduction of low-ROI events affected light user retention and engagement. The Company will continue to improve the user experience and further enhance the efficiency and appeal of its events and content offerings.
•	The number of quarterly average paying users[3] for the live-streaming-related business was 2.3 million, with a quarterly ARPPU of RMB228. This represents a year-over-year decrease in paying users, primarily attributable to weaker consumer spending amid the prevailing macroeconomic environment, and fewer promotional activities resulting from adjustments to the platform's operational strategy.
•	Revenues from DouYu's voice-based social networking business reached RMB255.8 million. Average MAUs for the voice-based social networking business were 315,600, with 61,500 monthly average paying users[4]. During the quarter, DouYu optimized social networking experiences and refined resource allocation for the voice-based social networking business. These efforts helped balance the business's profitability with a healthy community ecosystem, and the results were in line with the Company's expectations.

First Quarter 2026 Financial Results

Total net revenues in the first quarter of 2026 decreased by 13.2% to RMB821.8 million (US$119.1 million), compared with RMB947.1 million in the same period of 2025.

Livestreaming revenues in the first quarter of 2026 decreased by 18.5% to RMB460.0 million (US$66.7 million) from RMB564.5 million in the same period of 2025, primarily driven by a decrease in the number of total paying users as a result of fewer promotional activities and reduced consumer spending amid the prevailing macroeconomic environment.

Innovative business, advertising and other revenues in the first quarter of 2026 decreased by 5.4% to RMB361.8 million (US$52.4 million) from RMB382.6 million in the same period of 2025, primarily attributable to lower revenues from the Company's voice-based social networking service, partially offset by increases in gaming membership revenues and advertising revenues.

Cost of revenues in the first quarter of 2026 decreased by 16.9% to RMB692.4 million (US$100.4 million) from RMB833.5 million in the same period of 2025.

Revenue-sharing fees and content costs in the first quarter of 2026 decreased by 16.9% to RMB586.7 million (US$85.1 million) from RMB705.6 million in the same period of 2025, primarily driven by reduced content costs as part of the Company's cost optimization efforts and lower revenue-sharing fees resulting from decreased livestreaming revenues.

Bandwidth costs in the first quarter of 2026 decreased by 19.5% to RMB45.4 million (US$6.6 million) from RMB56.4 million in the same period of 2025, primarily attributable to improved bandwidth allocation and a year-over-year decrease in peak bandwidth usage.

2 "MAUs" refers to the number of active users (exclusive of innovative business, unless otherwise indicated) in a given period. "Mobile MAUs" refers to the number of active users using mobile devices in a given period. Average MAUs and average mobile MAUs for a given period is calculated by dividing (i) the sum of active users or active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on the DouYu platform at least once during the relevant period.

4 “Monthly average paying users” refers to the monthly average number of paying users during a given period of time calculated by dividing (i) the sum of paying users in each month of such period, by (ii) the number of months in such period. “Paying user” refers to a registered user that has purchased virtual gifts on the DouYu platform at least once during the relevant period.

Gross profit in the first quarter of 2026 increased by 14.0% to RMB129.4 million (US$18.8 million) from RMB113.5 million in the same period of 2025, primarily due to lower revenue-sharing fees and content costs, as well as reduced bandwidth costs. Gross margin in the first quarter of 2026 increased to 15.7% from 12.0% in the same period of 2025.

Sales and marketing expenses in the first quarter of 2026 decreased by 33.6% to RMB48.4 million (US$7.0 million) from RMB72.9 million in the same period of 2025, primarily attributable to lower promotional expenses and reduced staff-related expenses.

Research and development expenses in the first quarter of 2026 decreased by 17.4% to RMB27.0 million (US$3.9 million) from RMB32.7 million in the same period of 2025, primarily attributable to lower staff-related expenses.

General and administrative expenses in the first quarter of 2026 increased by 2.8% to RMB36.8 million (US$5.3 million) from RMB35.8 million in the same period of 2025, remaining largely stable year over year.

Income from operations in the first quarter of 2026 was RMB22.2 million (US$3.2 million), compared with a loss from operations of RMB26.1 million in the same period of 2025.

Net income in the first quarter of 2026 was RMB27.4 million (US$4.0 million), compared with a net loss of RMB79.6 million in the same period of 2025.

Adjusted net income (non-GAAP), which is calculated as net income excluding share of loss in equity method investments and impairment losses and fair value adjustments on investments, was RMB30.8 million (US$4.5 million) in the first quarter of 2026, compared with an adjusted net loss (non-GAAP) of RMB20.9 million in the same period of 2025.

Basic and diluted net income per ADS5 in the first quarter of 2026 were both RMB0.91 (US$0.13).

Adjusted basic and diluted net income per ADS (non-GAAP) in the first quarter of 2026 were both RMB1.02 (US$0.15).

Cash and cash equivalents, restricted cash and bank deposits

As of March 31, 2026, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB2,254.9 million (US$326.9 million), compared with RMB2,283.7 million as of December 31, 2025.

5 Each ADS represents one ordinary share for the relevant period and calendar year.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment live streaming, a wide array of video and graphic content, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of live streaming, video, graphics, and virtual communities with a primary focus on games. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted net (loss) income is calculated as net (loss) income adjusted for share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments. Adjusted net (loss) income attributable to DouYu is calculated as net (loss) income attributable to DouYu adjusted for share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments. Adjusted basic and diluted net (loss) income per ordinary share is non-GAAP net (loss) income attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net (loss) income per ordinary share. The Company adjusted the impact of (i) share of loss (income) in equity method investments and (ii) impairment losses and fair value adjustments on investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized, or settled in U.S. dollars, at that rate on March 31, 2026, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies and plans; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Chenyang Yan DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2025	2026	2026
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	1,759,127	1,734,734	251,484
Restricted cash	35	-	-
Short-term bank deposits	502,502	498,673	72,292
Accounts receivable, net	77,584	53,899	7,814
Prepayments	15,790	16,310	2,364
Amounts due from related parties	91,601	71,442	10,357
Other current assets, net	185,264	204,214	29,605
Total current assets	2,631,903	2,579,272	373,916

Property and equipment, net	5,040	4,747	688
Intangible assets, net	33,580	28,478	4,128
Investments	383,683	377,961	54,793
Right-of-use assets, net	7,900	5,453	791
Other non-current assets	57,845	56,698	8,219
Total non-current assets	488,048	473,337	68,619
TOTAL ASSETS	3,119,951	3,052,609	442,535

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	554,131	546,070	79,164
Advances from customers	2,311	5,884	853
Deferred revenue	236,900	230,380	33,398
Accrued expenses and other current liabilities	218,921	176,308	25,559
Amounts due to related parties	112,307	97,461	14,129
Lease liabilities due within one year	6,703	6,120	887
Total current liabilities	1,131,273	1,062,223	153,990

Lease liabilities	1,306	875	127
Total non-current liabilities	1,306	875	127
TOTAL LIABILITIES	1,132,579	1,063,098	154,117

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2025	2026	2026
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	20	20	3
Additional paid-in capital	5,363,717	5,363,717	777,576
Accumulated deficit	(3,820,899)	(3,793,495)	(549,941)
Accumulated other comprehensive income	444,534	419,269	60,780
Total DouYu Shareholders’ Equity	1,987,372	1,989,511	288,418
Total Shareholders’ Equity	1,987,372	1,989,511	288,418
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,119,951	3,052,609	442,535

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$(1)
Net revenues	947,051	918,775	821,817	119,138
Cost of revenues	(833,543)	(800,785)	(692,444)	(100,383)
Gross profit	113,508	117,990	129,373	18,755
Operating (expenses) income
Sales and marketing expenses	(72,929)	(47,637)	(48,376)	(7,013)
General and administrative expenses	(35,787)	(26,780)	(36,809)	(5,336)
Research and development expenses	(32,749)	(33,810)	(27,022)	(3,917)
Other operating income (expenses), net	1,815	(5,041)	5,004	725
Total operating expenses	(139,650)	(113,268)	(107,203)	(15,541)
(Loss) income from operations	(26,142)	4,722	22,170	3,214
Other expenses, net	(58,554)	(8,100)	(3,476)	(504)
Interest income	10,141	16,884	15,107	2,190
Foreign exchange income (expenses), net	258	(526)	(587)	(85)
(Loss) income before income taxes and share of (loss) income in equity method investments	(74,297)	12,980	33,214	4,815
Income tax expenses	(5,134)	(8,463)	(5,889)	(854)
Share of (loss) income in equity method investments	(181)	(3,146)	79	11
Net (loss) income	(79,612)	1,371	27,404	3,972
Net (loss) income attributable to ordinary shareholders of the Company	(79,612)	1,371	27,404	3,972
Net (loss) income per ordinary share
Basic	(2.64)	0.05	0.91	0.13
Diluted	(2.64)	0.05	0.91	0.13
Net (loss) income per ADS(2)
Basic	(2.64)	0.05	0.91	0.13
Diluted	(2.64)	0.05	0.91	0.13

Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	30,178,859	30,178,859	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859

Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	30,178,859	30,178,859	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859

(1)	Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board.
(2)	Every one ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$(1)
(Loss) income from operations	(26,142)	4,722	22,170	3,214
Adjusted Operating (Loss) Income (non-GAAP)	(26,142)	4,722	22,170	3,214

Net (loss) income	(79,612)	1,371	27,404	3,972
Add/(Reversal of):
Share of loss (income) in equity method investments	181	3,146	(79)	(11)
Impairment losses and fair value adjustments on investments(2)	58,554	8,100	3,476	504
Adjusted net (loss) income (non-GAAP)	(20,877)	12,617	30,801	4,465

Net (loss) income attributable to DouYu	(79,612)	1,371	27,404	3,972
Add:
Share of loss (income) in equity method investments	181	3,146	(79)	(11)
Impairment losses and fair value adjustments on investments	58,554	8,100	3,476	504
Adjusted net (loss) income attributable to DouYu	(20,877)	12,617	30,801	4,465

Adjusted net (loss) income per ordinary share (non-GAAP)
Basic	(0.69)	0.42	1.02	0.15
Diluted	(0.69)	0.42	1.02	0.15

Adjusted net (loss) income per ADS(3) (non-GAAP)
Basic	(0.69)	0.42	1.02	0.15
Diluted	(0.69)	0.42	1.02	0.15

Weighted average number of ordinary shares used in calculating adjusted net (loss) income per ordinary share
Basic	30,178,859	30,178,859	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859

Weighted average number of ordinary shares used in calculating adjusted net (loss) income per ADS(3)
Basic	30,178,859	30,178,859	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859

(1)	Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board.
(2)	Impairment losses and fair value adjustments on investments were included in the line item "Other expenses, net" of condensed consolidated statements of income (loss).
(3)	Every one ADS represents one ordinary share.